Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater publishes its Broad-Based Black Economic Empowerment annual compliance report

Johannesburg, 1 August 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that it has maintained its level 4 Broad-Based Black Economic Empowerment (B-BBEE) rating for 2025, the second consecutive year it has retained this rating.

The Group's annual compliance report in terms of Section 13G (2) of the Broad-Based Black Economic Empowerment (B-BBEE) Act 2003 (the Report) was issued on 31 July 2025. In accordance with paragraph 16.21 (g) and Appendix 1 to Section 11 of the JSE Listings Requirements, the Report is available on the Group's website: www.sibanyestillwater.com/news-investors/reports/regulatory/2025/.

CEO, Neal Froneman, commented: "Retaining our level 4 Broad-Based Black Economic Empowerment accreditation is pleasing and maintains the material improvement from our first level 8 rating in 2021. This leading performance is a consequence of both our journey of transformation and delivering on our vision to create superior shared value for all our stakeholders."

For more information:

The mining industry is regulated by the Mineral and Petroleum Resources Development Act, 2002 and is guided by the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter). The Group's compliance with the Mining Charter is referenced in our 2024 Integrated report, which is available on the Group's website at www.sibanyestillwater.com/news-investors/reports/annual/.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.